Exhibit 99.7

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES FILING OF GOLD RIVER TREND TECHNICAL REPORT

TORONTO, ONTARIO—(Marketwire — April 5, 2012) - Lake Shore Gold Corp. (TSX:LSG) (NYSE Amex:LSG) (“Lake Shore Gold” or the “Company”) today announced that a technical report, entitled “Technical Report on the Update of Mineral Resource Estimate for the Gold River Property, Thorneloe Township, Timmins, Ontario, Canada,” has been filed on SEDAR at www.sedar.com.

The report includes the previously announced updated resource for the wholly owned Gold River Trend project, comprising the East Deposit and West Deposit, both of which are located approximately 4.0 kilometres south of the producing Timmins West Mine shaft. The deposits are contained within a 3.0 km strike length and run along the Gold River Trend, a major alteration and deformation zone lying north of the Destor Porcupine Fault Zone (DPFZ). In combination, the updated resources for both deposits include 690,000 tonnes grading 5.29 grams per tonne (“gpt”) for 117,400 ounces Au of indicated resources and 5,273,000 tonnes at an average grade of 6.06 gpt for 1,027,800 ounces Au of inferred resources.

Qualified Persons

The Gold River Technical Report has been prepared by Jacques Samson, P. Geo., Robert Kusins, P. Geo., and David Powers, P. Geo.  Mr. Samson and Mr. Kusins are both employees of Lake Shore Gold.  Mr. Powers is independent of Lake Shore Gold.  All of the authors are considered Qualified Persons according to the definitions of National Instrument 43-101 (“NI 43-101”).

There is no guarantee that resources reported in the technical report can be mined economically, and further work is required to identify reserves.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which has been refurbished and expanded to a current capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec. The Company’s common shares trade on the TSX and NYSE Amex under the symbol LSG.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES

The mineral resource estimates contained in this press release and in the Technical Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this press release of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com